UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34804

LINIU TECHNOLOGY GROUP

(Translation of registrant’s name into English)

18/F Shangcheng International Building,

Tianhe North Road, Guanzhou, China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 7, 2017, Liniu Technology Group (the “Company”) announced the appointment of Mr. David Wong as an independent director, effective immediately. Mr. Wong’s appointment returns the Company’s board of directors to nine members, five of which are independent directors. Mr. Wong will be a member of the Company’s audit committee and nominating and governance committee.

Mr. Wong is currently a Managing Partner at PacificNet Ventures Limited and brings over 20 years of Wall Street experience to the Company’s board of directors. Prior to joining PacificNet Ventures Limited, he spent eight years as a Managing Director of investment banking at E-Tech Securities. Mr. Wong has also previously held senior positions at Morgan Stanley and Prudential Securities. He graduated from the University of California, San Diego with a B.A. in Economics and a B.S. in Cognitive Science.

Financial Statement and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 7, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2017	LINIU TECHNOLOGY GROUP

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai Title: Chief Financial Officer